UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

     Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 0-25034

GREATER BAY BANCORP
(Exact name of each registrant as specified in its charter)

1900 University Avenue, 6th Floor
East Palo Alto, California 94303
(650) 813-8200

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

COMMON STOCK, NO PAR VALUE, OF GREATER BAY BANCORP

5.25% SENIOR NOTES, SERIES B, DUE MARCH 31, 2008 OF GREATER BAY BANCORP

5.125% SENIOR NOTES, SERIES D, DUE APRIL 15, 2008 OF GREATER BAY BANCORP
(Title of each class of securities covered by this Form)

NONE
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record of Common Stock as of the certification or notice date: 1
Approximate number of holders of record of 5.25% Notes as of the certification or notice date: 25
Approximate number of holders of record of 5.125% Notes as of the certification or notice date: 16

     Pursuant to the requirements of the Securities Exchange Act of 1934, Greater Bay Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

October 1, 2007
GREATER BAY BANCORP

By: /s/ Heidi M. Dzieweczynski

Name: Heidi M. Dzieweczynski
Title: Senior Vice President